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                                                               EXHIBIT (a)(5)(C)

          kforce.com ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

         Tampa, FL (December 6, 2000) - kforce.com, Inc. (Nasdaq: KFRC), a full-service, web-based specialty staffing firm providing flexible and permanent hiring solutions, today announced the preliminary results of its self-tender offer, which expired on December 5, 2000. Based on a preliminary count by the depositary for the tender offer, approximately 13,391,541 shares of common stock (including approximately 2,216,231 shares tendered through notice of guaranteed delivery), were properly tendered and not properly withdrawn at prices at or below $5.50 per share. kforce expects to purchase approximately 10,000,000 shares at a purchase price of $5.50 per share pursuant to the terms of the self-tender. Both the number of shares expected to be purchased and the price per share are preliminary and are subject to verification by the depositary. The actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. kforce will pay for all shares purchased promptly following that time.

         kforce commenced the tender offer on November 6, 2000, when if offered to purchase up to 10,000,000 shares of its common stock at a price between $4.75 and $5.50 per share net to the seller in cash, without interest. As of December 5, 2000, kforce had approximately 42,155,869 shares issued and outstanding. As a result of the completion of the tender offer, kforce expects to have approximately 32,155,869 shares outstanding.

         The Dealer Manager for the tender offer is Banc of America Securities LLC and the information agent is D.F. King & Co., Inc.

         kforce.com (Nasdaq: KFRC) is a full-service, web-enabled specialty staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of information technology, finance & accounting, human resources, engineering, pharmaceutical, health care, legal, scientific, e-business consulting and insurance and investments. Backed by nearly 2,000 recruiting specialists, kforce operates in more than 40 markets in North America. For more information, please visit the web site at www.kforce.com.